TRANSITNET LLC
BALANCE SHEET
AS OF OCTOBER 15, 2020

TRANSITNET LLC
CONTENTS
October 15, 2020

Page

GOLDMAN | KURLAND & MIRAGLIA LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S REPORT

To Management
TransitNet LLC.
Manhattan Beach, CA

We have reviewed the accompanying balance sheet of TransitNet LLC (the "Company") as of October 15, 2020, and the related notes to the balance sheet. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the balance sheet as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Balance Sheet

Management is responsible for the preparation and fair presentation of the balance sheet in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a balance sheet that is free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the balance sheet for it to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying balance sheet in order for it to be in accordance with accounting principles generally accepted in the United States of America.

Goldman Kurland & Miraglia LLP

GOLDMAN, KURLAND & MIRAGLIA, LLP
Encino, California
October 26, 2020

TRANSITNET LLC
BALANCE SHEET
OCTOBER 15, 2020

ASSETS		
Current Asset:		
Cash	$	5,000
Total Current Asset		5,000
Non-Current Asset:		
TransitNet.IO (software)		50,000
TOTAL ASSETS	$	55,000
LIABILITY AND MEMBERS' EQUITY		
LIABILITY:		
Current Liability		
Due to Member	$	5,000
TOTAL LIABILITY		5,000
COMMITMENT		-
MEMBERS' EQUITY		
Members' Equity		50,000
TOTAL MEMBERS' EQUITY		50,000
TOTAL LIABILITY AND MEMBERS' EQUITY	$	55,000

See accompanying Independent Accountant's Report.
The accompanying notes are an integral part of this balance sheet

NOTE 1 - BUSINESS ACTIVITY

TransitNet LLC (the "Company"), was formed on January 9, 2020 in California is a developer of a cloud-based SaaS platform that's used by corporations and their service providers to document title for digital assets.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The balance sheet is prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of balance sheet in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

Cash and Equivalents
The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Software Development Costs

Costs incurred to internally develop computer software products or to enhance an existing product are recorded as research and development costs and expensed when incurred until technological feasibility for the respective product is established. Thereafter, all software development costs are capitalized and reported at the lower of unamortized cost or net realizable value. Capitalization ceases when the product or enhancement is available for general release to customers.

The Company makes on-going evaluations of the recoverability of its capitalized software projects by comparing the amount capitalized for each product to the estimated present value of expected future net income from the product. If such evaluations indicate that the unamortized software development costs exceed the present value of expected future net income, the Company writes off the amount which the unamortized software development costs exceed such present value. Capitalized and purchased computer software development costs are being amortized ratably based on the projected revenue associated with the related software or on a straight-line basis. Software with an indefinite life or not yet available for use are not subject to amortization.

Related Party Transactions

The Company follows FASB Accounting Standards Codification ("ASC") subtopic 850-10, "Related Party Disclosures", for the identification of related parties and disclosure of related party transactions. Pursuant to ASC 850, related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company;

e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

Material related party transactions are required to be disclosed in the financial statements, other than compensation arrangements, expense allowances and other similar items in the ordinary course of business. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which a statement of operations is presented and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which a statement of operations is presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amounts due from or to related parties as of the date of balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

Income Taxes

The Company is a single member LLC. Accordingly, it is treated as a disregarded entity for federal, state and local tax purposes. As such, all income and losses are reported by CapLinked, Inc ("CLI") (See Note 6).

NOTE 3 – TRANSITNET.IO (SOFTWARE)

The Company built an automated asset collision detection system that can formalize existing, human-based methods and help the financial audit industry more strongly assert more robust due diligence to regulatory agencies. This software is currently available for beta customers and expected to generate revenue towards the end of 2020 or early 2021. The Company is in the process of evaluating the life of software once it is available for general release and at that time the Company will record amortization.

NOTE 4 – RELATED PARTY TRANSACTION

During the period ended October 15, 2020, the Company received $5,000 from its parent company CapLinked, Inc. to open a bank account. The Company did not have any formal contractual agreements regarding payment terms or interest.

NOTE 5 - COMMITMENT

Economic Interest Owners

Economic Interest Owners ("EIO") are registered owners of TransitNet Tokens who are entitled to receive distributions, if any, from the Token Owners' Account ("TOA"). EIO's have no right to participate in the management or affairs of the Company, including the right to vote on, consent to, or otherwise participate in any decisions of the Member or Manager.

Distribution of Available Cash

If an interim distribution to the Members is made, twenty-five percent (25%) of the available cash will be transferred to the TOA and thereafter distributed to the EIO's in the percentage of tokens held by said Owner in proportion to the aggregate number of tokens of all EIO.

Token Owners' Account

The Company will establish and maintain an account designated solely for the benefit of the EIO's. The amount transferred periodically into the TOA will be determined by calculating an amount equal to twenty-five percent (25%) of the following: (i) the net income of the Company distributable to the Members, if any; (ii) the available cash distributed periodically (iii) the net proceeds from the sale of all or substantially all of the Company's assets.

NOTE 6 – MEMBER CAPITAL

The Company is 100% owned by CLI. CLI has the right, title and interest in and to TransitNet.IO software. CLI is an EIO who owns 4.4 million (approx.) TransitNet Tokens (See Note 5).

The Company will establish and maintain an individual Capital Account for each Member pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv).

The Members don't have the right to withdraw its capital contribution or to demand and receive property of the Company or any distribution in return for his/her/its Capital Contribution, except as may be specifically provided in the Operating Agreement or required by law.

Allocation of Net Income, Net Loss, or Capital Gains

The net income, net loss, or capital gains of the Company for each fiscal year of the Company is allocated to the Member in accordance with its percentage interests in the Company.

If the Member contributes property with an adjusted income tax basis different from the fair market value at which the property is accepted and credited to that Member's capital account, then solely for income tax purposes and the determination of the Member's distributive share of the net Company profits and losses, any depreciation, depletion, gain, or loss with respect to that property shall, pursuant to Internal Revenue Code Section 704(c) of 1986 and Treasury Regulations Section 1.704-3, be allocated according to the traditional method.

Distribution of Available Cash

Interim distributions made before the dissolution and winding up of the Company may be made periodically. Seventy-five percent (75%) of the available cash of the Company, if any, will be distributed to the Member pursuant to Corporations Code Section 17704.04(a), on the basis of the value (as stated in the Company records at date of distribution) of the contributions received from the Member in accordance with its percentage interest. Available cash need not be distributed to the extent that the cash is required for a reasonable working capital reserve for the Company; the amount of the reasonable working capital reserve is to be determined by the Members.

NOTE 7 – SUBSEQUENT EVENT

The Company evaluated subsequent events through October 26, 2020, the date the balance sheet was ready to be issued.